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                                          Filed by Guilford Pharmaceuticals Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                     Commission File No. 0-20096
                                                  Subject Company: Gliatech Inc.



For information contact:

Stacey Jurchison
Guilford Pharmaceuticals
410-631-5022

Adam Gridley
Gliatech Inc.
216-831-3200


                 GUILFORD PHARMACEUTICALS ANNOUNCES DEFINITIVE
                      MERGER AGREEMENT WITH GLIATECH INC.

              Merger Creates Specialty Pharmaceutical Company with Comprehensive Biopolymer and Neurological Product Pipeline

BALTIMORE, MD AND CLEVELAND, OH -- May 30, 2000 -- Guilford Pharmaceuticals Inc. (NASDAQ: GLFD) and Gliatech Inc. (NASDAQ: GLIA) today announced that they have entered into a definitive merger agreement pursuant to which Guilford will acquire all of the outstanding common stock of Gliatech. The transaction combines the capabilities of both companies in biopolymer development and the development of novel drugs for the treatment of central nervous system disorders. The combined company will have three marketed products and nine product candidates in clinical development.

"This is an exciting opportunity to combine our strengths and expertise and create a stronger, product-focused organization with tremendous growth potential," remarked Craig R. Smith, MD, President and Chief Executive Officer of Guilford. "The strategic combination of our two companies will allow us to realize greater competitive advantages, achieve operational synergies and efficiencies, provide greater access to capital and create greater critical mass with which to pursue our corporate objectives. Together, we have an excellent commercial platform with three marketed biopolymer products for the surgical marketplace and a broad and well-diversified pipeline of product candidates at every stage of clinical development."

The combined company will consolidate its corporate and research operations in Baltimore, while maintaining a manufacturing facility in Solon, Ohio. Dr. Smith will retain his position as President and CEO and Thomas O. Oesterling, Ph.D., Chairman and CEO of Gliatech, will join the Board of Directors and the management team and lead strategic planning activities for the Company.


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"Our combined portfolio, which includes drug candidates at every stage of development, offers an exciting array of biopolymer-based products for surgeons and new potential treatments for neurological diseases," said Dr. Smith. "Gliatech's product pipeline significantly enhances our focus on biopolymers and small molecule therapeutics. It also significantly expands our commercial capacity and creates an important opportunity to increase top-line revenues from product sales."

"We are delighted to join forces with Guilford in building a first-class biopharmaceutical company," commented Dr. Oesterling. "It quickly became apparent as we entered negotiations that the strategic fit was excellent -- both in terms of corporate structure and technology platform. As a combined entity, we are in a position to build a strong commercial enterprise with the ability to increase product-related revenues and nurture a strong development pipeline."

Under the terms of the agreement, each shareholder of Gliatech will receive 1.38 shares of Guilford common stock for each share of Gliatech common stock. The transaction, which is subject to shareholder and regulatory approval, is expected to close in the third quarter of 2000. The merger is intended to qualify as a tax-free reorganization and will be accounted for as pooling of interests. The Boards of Directors of both companies have approved the merger.


BIOPOLYMER PLATFORM

The combined company's portfolio will include three marketed biopolymer products and five biopolymer products in various stages of clinical development.

Commercial Platform:

       (1) ADCON(R)-L Gel - a polymer gel approved for the inhibition of post-surgical scarring and adhesions following lumbar spine surgery. ADCON(R)-L is currently available in the U.S. and 28 international markets and is the only product to receive FDA market clearance for this use.

       (2) GLIADEL(R) Wafer - a site-specific biopolymer-based chemotherapeutic approved to treat recurrent glioblastoma multiforme - a common form of malignant brain cancer. Since its approval by the FDA in 1996, GLIADEL(R) Wafer has received marketing authorizations in 21 countries.

       (3) ADCON(R)-T/N Gel - a polymer gel approved for the inhibition of post-surgical scarring and adhesions following tendon and peripheral nerve surgery. ADCON(R)-T/N Gel is currently available in 28 international markets, excluding the United States.

Development Platform:

        (1) GLIADEL(R) Wafer - for first line therapy of glioblastoma multiforme. A Phase III clinical trial will be completed this summer.

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        (2) ADCON(R)-P - a biopolymer liquid to inhibit post-surgical scarring following pelvic and gynecological surgeries. ADCON(R)-P is currently in pivotal trials.

        (3) ADCON(R)-A - a biopolymer liquid to inhibit post-surgical scarring following abdominal and colorectal surgeries. ADCON(R)-A has completed patient enrollment in a pilot study and is expected to enter pivotal trials this year.

        (4) PACLIMER(TM) Microspheres - a proprietary, site-specific biopolymer formulation of paclitaxel intended for the treatment of ovarian cancer. PACLIMER(TM) Microspheres is currently in Phase I clinical development.

        (5) ADCON(R)-I (using ADCON(R)-L gel) - to inhibit adhesions following breast augmentation and reconstructive surgery. ADCON(R)-I has recently completed enrollment in a pilot clinical trial.

NEUROLOGICAL PLATFORM

In addition to its biopolymer platform, the combined company will have four neurological products in various stages of clinical development. Products in the company's neuroscience development pipeline will include:

       (1) PERCEPTIN(TM) - a selective histamine H(3) receptor antagonist being investigated as a novel treatment for attention deficit hyperactivity disorder. Phase I studies have been completed and enrollment in a Phase II trial has begun.

       (2) Neuroimmunophilin ligands - novel small molecules that are being investigated for the promotion of nerve growth and repair. Guilford's development partner, Amgen, has recently completed Phase I studies with "NIL-A," the lead compound, and Guilford anticipates that Phase II development for Parkinson's disease will begin this year.

       (3) GPI-15715 - a novel pro-drug of propofol, currently the world's best selling general anesthetic. GPI-15715 is a water soluble pro-drug of propofol that may avoid some of the side effects associated with propofol. GPI-15715 is currently in late stage preclinical development.

       (4) GPI-5693 - a small molecule NAALADase inhibitor developed to treat neuropathic pain associated with diabetic peripheral neuropathy. Clinical development is scheduled to begin later this year.

The combined company also has several neurological programs in its research pipeline. Its PARP and serine racemase programs aim to inhibit cell damage and death in acute and chronic neurodegenerative disorders including stroke, spinal cord trauma, Parkinson's disease and inflammation. The combined company is also developing compounds based on the activity of inflammation-producing glial cells to slow or inhibit the progression of Alzheimer's disease; H(3) agonists for the treatment of anxiety and insomnia; inhibitors of glycine transporters for potential


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treatment in schizophrenia, and a monoclonal antibody that may be useful in inflammatory diseases.

Corporate partners include Amgen for development of neuroimmunophilin ligands and Aventis S.A. which markets GLIADEL(R) Wafer.

Prudential Vector Healthcare Group, a unit of Prudential Securities , Incorporated acted as financial advisor to Guilford, and SG Cowen Securities Corporation acted as financial advisor to Gliatech.

CONFERENCE CALL NOTICE:

Dr. Craig R. Smith, President and CEO of Guilford, and Dr. Thomas O. Oesterling, Chairman and CEO of Gliatech, will host a conference call at 10:00 a.m. E.S.T. today to discuss the proposed business combination. The dial-in number to participate is (212) 346-0231. For a playback, dial 1-800-633-8284, reservation number 15359622.

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Internet addresses:    www.guilfordpharm.com
                       www.gliatech.com



The companies desire to take advantage of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements that involve risks and uncertainties. The companies describe certain of these risks and uncertainties in their respective filings with the Securities and Exchange Commission, including their respective Annual Reports on Form 10-K (including the section entitled "Risk Factors" contained in Guilford's Form 10-K), their most recent quarterly reports on Form 10-Q and their Current Reports on Form 8-K. These risks and uncertainties could cause the companies' actual results and experience to differ materially from anticipated results and expectations expressed in these forward-looking statements. In particular, there can be no assurance that all of the steps necessary to consummate the merger (including regulatory and shareholder approvals) will occur, that the contemplated advantages will be achieved upon any consummation of the merger, or that all of the scientific, regulatory and chemistry, manufacturing and controls steps necessary for compounds to progress from preclinical to clinical development or from an earlier to a later stage of clinical development will be successfully completed. The companies are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.




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                               MERGER AT A GLANCE

    GUILFORD PHARMACEUTICALS (NASDAQ: GLFD) AND GLIATECH INC. (NASDAQ: GLIA)

The business combination between Guilford and Gliatech strategically integrates the companies' biopolymer and neurological franchises to create a stronger commercial organization with three marketed biosurgical products and a robust development pipeline.

Company Name:            Guilford Pharmaceuticals

Management:              Chairman, President and CEO   --    Craig R. Smith

Location:                Corporate, R&D    --    Baltimore, MD
                         Manufacturing    --    Solon, OH & Baltimore, MD

Employees:               ~ 300

Combined Market Cap:     $518 Million (as of 5/26/00)

Shares Outstanding:      ~ 36.5 million

Cash:                    ~ 154.3 million

Combined 1999 Revenues:  $ 58.6 million (including interest income)

Products:                Biopolymer-based products for the surgical marketplace
                         Novel drugs for neurological and psychiatric disorders

Biosurgical Products on the Market:

- ADCON(R)-L GEL, a biopolymer gel designed to inhibit post-surgical scarring and adhesions following lumbar spine surgery. Available in 28 international markets, including the U.S., and the first FDA-approved product for this indication. 1999 revenues to Gliatech of $26.1 million.

- GLIADEL(R) WAFER, the first site-specific biopolymer-based chemotherapeutic to receive FDA marketing authorization. Approved in 22 countries, including the US, to treat recurrent glioblastoma multiforme, a common form of malignant brain cancer. Marketed by Aventis S.A. Manufacturing and royalty revenues to Guilford in 1999 - $6.8 million.

- ADCON(R)-T/N, a biopolymer gel designed to inhibit post-surgical scarring and adhesions following tendon and peripheral nerve surgery. Available in 28 international markets, excluding the US. 1999 revenues to Gliatech of $0.4 million.

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Biopolymer Products in Clinical Development:

- GLIADEL(R) WAFER, label expansion for first line therapy of glioblastoma multiforme. PHASE III clinical trial to investigate the survival benefit of GLIADEL(R) WAFER when used at the time of initial surgery to be completed in June 2000.

- ADCON(R)-P, a biopolymer liquid in pivotal trials to inhibit post-surgical scarring following pelvic and gynecological surgeries. 200 patient pivotal trial underway at more than 20 medical centers. Received approval from the FDA for ADCON(R)-P to be reviewed under the FDA's modular review program to initiate the Premarket Approval Application
      (PMA).

- ADCON(R)-A, a biopolymer liquid to inhibit post-surgical scarring following abdominal or colorectal surgery has completed patient enrollment in a pilot study and is expected to enter pivotal trials later this year.

- ADCON(R)-I, (ADCON(R)-L GEL) designed to inhibit adhesions following breast augmentation and reconstructive surgeries has completed patient enrollment in a pilot clinical trial.

- PACLIMER(TM) MICROSPHERES, a proprietary site-specific biopolymer formulation of paclitaxel intended for the treatment of ovarian cancer. Currently in Phase I development. Exploring additional indications for targeted treatment of other cancers.

Neurological Products in Clinical Development:

- NEUROIMMUNOPHILIN LIGANDS, novel small molecules drugs to promote nerve growth and repair. Worldwide development and commercialization rights licensed to Amgen in 1997. Potential applications in Parkinson's disease, Alzheimer's disease, spinal cord trauma, multiple sclerosis, ALS. Initial Phase I testing completed. PHASE II development for Parkinson's disease expected to commence this year.

- PERCEPTIN(TM), a selective H3 histamine receptor antagonist being investigated as a treatment for attention deficit hyperactivity disorder
      (ADHD), various sleep disorders and cognition deficit in Alzheimer's disease. PHASE II trials ongoing in attention deficit hyperactivity disorder.

- NAALADASE INHIBITORS, drugs designed to prevent nerve degeneration. Potential uses for multiple chronic and acute neurodegenerative diseases. Lead compound, GPI-5693, selected for clinical testing. First clinical target is neuropathic pain associated with diabetic peripheral neuropathy. Regulatory filing to permit clinical testing planned for Q4 2000.

- GPI-15715, a novel pro-drug of propofol, currently the world's best selling general anesthetic (1999 sales ~ $750 million). Unlike propofol, which is formulated in an oil (lipid) emulsion, GPI-15715 is water soluble and converted in the body into propofol after intravenous administration. The Company believes that the water-soluble formulation of GPI-15715 may avoid some of the side effects of propofol, including: elevated blood lipid levels and pain on injection. Phase I anticipated to begin by year-end.

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Research Pipeline:

- PARP INHIBITORS, small molecules designed to inhibit PARP - an enzyme that depletes a cell's energy reserves and causes cell death in multiple chronic and acute neurological conditions. Lead optimization underway.

- SERINE RACEMASE INHIBITORS, neuroprotectants designed to inhibit presynaptic glutamate release and reduce cell damage and cell death in the brain and spinal cord.

- GT-4086, a proprietary monoclonal antibody that blocks the activation of the complement pathway. May be useful in a variety of indications where activation of the complement pathway can cause inflammation such as heart attack and stroke.

- LIDOMER(TM) MICROSPHERES, a site-specific biopolymer formulation of lidocaine for controlled release lidocaine, a commonly used local anesthetic.

Strategic Partnerships: Aventis S.A. - GLIADEL(R) Wafer
                        Amgen - FKBP-neuroimmunophilins
                        Orion-Farmos - GLIADEL(R) Wafer (Scandinavia only) Chugai Pharmaceuticals - ADCON-L & T/N (Japan)
                        Daichi Radioisotope Laboratories- DOPASCAN(TM) Injection




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        These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Guilford/Gliatech transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Guilford and Gliatech, failure of the Guilford or Gliatech stockholders to approve the merger; the risk that the Guilford and Gliatech business will not be integrated successfully; there can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger, the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Guilford's and Gliatech's business generally. More detailed information about those factors is set forth in Guilford's and Gliatech's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1999, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Guilford and Gliatech are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

        Guilford, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Guilford stockholders. Gliatech, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Gliatech stockholders.

        INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION TO BE FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED BY GUILFORD AND GLIATECH WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM GUILFORD OR GLIATECH, AS THE CASE MAY BE. REQUESTS TO GUILFORD MAY BE DIRECTED TO 6611 TRIBUTARY STREET, BALTIMORE, MD. 21224, ATTENTION: INVESTOR RELATIONS. REQUESTS TO GLIATECH MAY BE DIRECTED TO 23420 COMMERCE PARK ROAD, CLEVELAND, OH. 44122, ATTENTION: INVESTOR RELATIONS.


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